Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following articles were made available through links on Comcast’s website:

The Hill: Op-Ed: Been there, done that on broadband

[link to http://thehill.com/blogs/congress-blog/technology/200581-been-there-done-that-on-broadband]

March 13, 2014, 10:00 am

By Ev Ehrlich

A DC federal court struck down the FCC’s “net neutrality” regulations earlier this year, but did nothing to resolve an ongoing debate over whether or how the government should regulate the Internet.  At the heart of the controversy lies a central question – should we regulate the Internet as we did the old telephone network and other so-called “common carriers”?

In a paper to be released this week by the Progressive Policy Institute, I examine the past two decades’ experience to shed light on this question.  And the answer that keeps coming up is that proposals for strict utility-style regulation of the Internet have two things in common.  First, they are based on the presence of a “natural monopoly” for broadband that simply does not exist.  And second, where they have been tried, utility-style rules have been the greatest single obstacle to investment in broadband infrastructure.

From the earliest days of the Bell monopoly, our telephone system was built around an explicit bargain.  In exchange for a guaranteed and low-risk profit, the Bell system would provide quality, reliable phone service to the nation.  This bargain was deemed necessary because it was assumed that phone service was a “natural monopoly” where the costs of infrastructure were so high that competition wasn’t possible.  But by the 1990s, those assumptions had completely broken down.  Microwaves and coaxial cable could carry phone calls, phone lines could deliver video, and an “information superhighway” loomed in the future.

The Clinton administration’s Telecommunications Act of 1996 sorted this mess out and launched the age of modern Internet policy – trusting market forces and technological innovation to the maximum extent.  It was an act of incredible political maturity.  Its authors knew something remarkable was about to happen and that government could best serve it by stepping back and letting private investment happen.

So the 1996 Act drew a line – the old phone system would remain regulated as a “common carrier,” but the emerging new world of “information services” would be allowed to develop on its own free from utility-style requirements such as government oversight of prices, forced sharing of infrastructure with competitors, or rigid traffic management rules.  As a result, we have seen over $1.2 trillion in investment since the 1996 Act, and the innovation, growth and new services the Act’s framers imagined.

Further light is shed by the treatment of the incumbent phone companies.  As a transitional measure, the Act preserved the utility model for the telcos, which were forced to share any infrastructure they built with all comers at a government supervised price (well below its long-term cost).  That requirement smothered investment since no one would build new infrastructure if they had to share it with competitors at a loss.  The result was initial stagnation in DSL broadband.  And when that requirement was later –overturned, investment followed there as well – more evidence of the dangers of the utility model in this space.

Europe still relies on these utility-style regulations and has used its state post and phone monopolies to build out broadband.  The results haven’t been pretty.  Since 2007, broadband capital spending is up by 75 percent in the United States but has actually declined in Europe.

As a result, our major European trading partners are anchored near the bottom of the Internet speed charts – Germany is 27th in the world on the most recent Akamai speed rankings, France is 34th, Italy 48th.  The US by contrast is 8th, trailing small, dense, and highly urbanized places like Japan, South Korea, and Hong Kong, in contrast to the U.S.’ sprawling geography.  No one wonder EU Digital Policy chief Neelie Kroes says the continent “needs to catch up” in broadband.

The “natural monopoly” pro-regulation arguments depend on clearly does not exist.  America now has three different broadband technologies fully deployed and competing for customers (cable, telco, and 4G wireless).  The U.S. is near the top of global rankings in both high-end service, with 85 percent of households served by networks capable of 100 mpbs or more, and the most affordable entry-level wired broadband of any nation in the OECD.  Imagine what would ensue if we were to change course and regulate the Internet as a monopoly utility?  Which of the three technologies would regulators adopt?  How would we ensure continued investment?

The Internet is undeniably incredibly important.  But that importance doesn’t mean that we should treat it as a public utility.  Bringing back the days of Ma Bell won’t fulfill broadband’s remarkable promise.

Ehrlich is president of ESC Company, an economics consulting firm, and former Under Secretary of Commerce in the Clinton administration

San Jose Mercury News: Op-Ed: Who Holds the Cards Online

[link to http://www.mercurynews.com/opinion/ci_25291788/ev-ehrlich-who-holds-cards-online?source=nav]

By Ev Ehrlich

POSTED:   03/07/2014 02:00:00 PM PST

The proposed merger between Comcast and Time Warner Cable highlights the vast gap between the world the broadband industry's critics imagine and the real world in which these companies compete.

For years, critics have argued that America's broadband is gripped by a "cable/telco duopoly" that squelches innovation and gouges consumers. And the Comcast-TWC combination is their new monster under the bed.

The critics, however, are wrong. Akamai now ranks the U.S. eighth and rising in broadband speed, and the International Telecommunications Union depicts U.S. entry level wireline broadband as the most affordable among our trading partners.

But even more dissonant are the data on profitability. In a forthcoming study to be published by the Progressive Policy Institute, I compare the rates of profit of Fortune 500 companies that provide the Internet (such as AT&T, Verizon, Comcast or Frontier) vs. the leading companies who reside on it (such as Apple, Microsoft, Facebook or Yahoo). The (average weighted) rate of profit on sales for "providers" is

3.7 percent, versus 24.4 percent for "residers." Calculated on assets, the rates are 2.1 percent vs. 17.7 percent.

In other words, companies that use the broadband Internet make six to eight times the margins of the companies who provide it -- the opposite of what you'd see if the price gouging accusation was real.

The regulatory advocates simply don't get the competitive dynamics of the broadband industry. In the rotary phone world, "connectivity" -- dial tone -- created all the system's value. But the Internet is different. Rather than a "dumb" signal, Internet connectivity is part of a multipart parlay with devices, services and applications that delivers value to the consumer. Each competes for its slice of the integrated customer value pie.

Consider the iPhone. Its vaunted voice-recognition technology has been around for a long time, but it's only arrived in phones now because mobile broadband has become powerful enough for the cloud to deliver it in real time. The innovation that put Siri in the "resider" iPhone was the faster network speeds offered by "providers."

And that's the competitive dynamic. "Providers" are caught in a loop in which they innovate, the downstream device and service "residers" capture the innovations' value, and providers must then innovate all over again to keep their customers. No wonder "residers" have lusher margins than "providers."

And it's not just the mobile market. Bandwidth-munching 4K TV soon will reach consumers, now that there's enough bandwidth to support it. But the set-makers will make the margins, not the broadband providers who made the new sets possible.

Providers also have little power over content. If Comcast were to block, say, YouTube, would you keep their service, or switch to fiber, satellite or any other competing technologies? Is it more likely that Comcast will charge you to reach YouTube (as the critics assert), or that YouTube will one day charge Comcast for access? Content, not connectivity, has the ultimate market muscle.

This is how we should see the Comcast/TWC merger. Comcast's offerings will not only improve service to TWC's customers, but it will make the combined company a better competitor and innovator in the competitive cage match in which providers of connectivity, devices, apps, services and content fight for a share of the value the broadband world creates. Rather than deny competition, the proposed merger is Comcast's attempt to gird itself for that battle. The right policy is to let them do so.

Ev Ehrlich is president of ESC Company, an economics consulting firm, and former undersecretary of Commerce in the Clinton administration. He wrote this article for the Mercury News.

Oakland Tribune: Letter: Column ignores many benefits of merger

[link to http://www.insidebayarea.com/news/ci_25273118/march-5-letters-editor]

Letters to the editor, Oakland Tribune

POSTED:   03/04/2014 04:00:00 PM PST

Michael Hiltzik's recent online column opposing the Comcast/Time Warner Cable merger ignores substantial community benefits from the deal.

Comcast will expand its respected Internet Essentials broadband adoption program to TWC communities to close the digital divide. This will make $10 broadband and affordable hardware and computer training available to thousands of low-income families in TWC communities.

The deal would spur new networks, independent programming, and promote diverse voices. Comcast helped launch networks like Aspire and El Rey, and entrepreneurs like Sean Combs and Mark Cuban have praised the deal as a game-changer for independents.

The deal also would bring higher broadband speeds to TWC communities, tens of thousands more streaming and on-demand programs, more high-definition channels and better mobile device access to cable TV. If there are a few examples of industry practices that need to be addressed, let's fix that. But let's not throw out the baby and ignore real tangible benefits to the community. The Jobs and Housing Coalition supports the merger.

Greg McConnell

President and CEO Jobs and Housing Coalition Oakland

Baltimore Sun: Op-Ed: A merger of necessity [Commentary]

[link to http://www.baltimoresun.com/news/opinion/oped/bs-ed-time-warner-comcast-20140304,0,7665516.story]

Companies that use broadband connectivity are far better off than those supplying it

By Ev Ehrlich

1:34 p.m. EST, March 4, 2014

The proposed merger between Comcast and Time Warner highlights the vast gap between the imagined world the broadband industry's critics and the real world in which these companies must compete.

For years, the critics have advocated forcing companies such as Verizon and Comcast to share their infrastructure with their competitors or mandating that the broadband market only offer one level of service. Their argument is that America's broadband is gripped by a "cable/telco duopoly" that uses its market power to slow innovation and gouge the consumer. And the Comcast-Time Warner combination is their new monster under the bed.

In fact, the substance of these criticisms is simply wrong. The latest rankings from Akamai show the U.S. eighth and rising in global Internet connection speeds, and a new report from the International Telecommunications Union depicts U.S. wireline broadband as being the most affordable among our trading partners as well.

But even more dissonant are the data on profitability. In a new study set to be released next week by the Progressive Policy Institute, I examine the rates of profit of two subgroups of the Fortune 500 — companies that provide the Internet (from ATT and Verizon down to Level 3 and Frontier) versus companies who reside on it (from Apple and Microsoft to Facebook and Yahoo). The (average weighted) rate of profit on sales for the "providers" is 3.7 percent, versus 24.4 percent for the "residers." Calculated on assets, the rates are 2.1 percent versus 17.7 percent, respectively.

So the companies that use the broadband Internet are making six to eight times the margins of the allegedly monopolistic companies who provide it — the exact opposite of what you'd see if the price gouging accusation was real.

The problem is that advocates for regulation simply don't get the competitive dynamics of the broadband industry. And if we don't have that understanding, we can't understand the Comcast/Time Warner merger.

In the rotary phone world, "connectivity" — dial tone — created all the system's value, once you had a phone. But the Internet is different. Rather than a "dumb" signal, Internet connectivity is part of a multi-part parlay with devices, services, applications and other components that deliver value to the consumer. All of these components compete for a larger slice of the integrated customer value pie.

Consider the iPhone. Its vaunted voice recognition technology, for example, has been around for a long time. It's only been offered in phones now because mobile broadband is powerful enough to let the cloud deliver the service to the user in real time.

So the innovation that makes the iPhone and its applications more valuable to consumers was really the faster speeds offered by mobile service providers. And this is the competitive reality today. The device, website, app and content companies are capturing most of the benefits created by the connectivity "providers," hence their lusher margins. Yet the providers must continually innovate and improve their service so their customers will bring those devices and applications to the providers' platforms. In essence, the "providers" are caught in a loop in which they innovate, the downstream device and service providers capture the value created by those innovations, and the providers must then innovate all over again. No wonder the residers make money far outstripping providers.

And it's not just the mobile market. Watch bandwidth-munching UltraHD TV — so-called "K4" — as it enters the consumer market, now that there's enough bandwidth to support it. Will the set-makers make the margin, or the broadband providers who made the new sets possible?

So, unlike their caricature as duopolists, provider market power is extremely limited. They are essentially high fixed-cost systems that must continually attract new customers to spread their fixed costs over a larger base, even as other companies garner most of the benefits of their innovation.

And they have little power over content as well. If Comcast were to block, say, YouTube, would you keep their service, or switch to Verizon, ATT, Sprint, Dish, DirectTV or any of several other provides to get what you want to see? And which is the danger — that Comcast will charge you to reach YouTube, or that YouTube will one day charge Comcast to be on its system? In the real world, content, not connectivity, has the muscle.

And this is the backdrop against which we should see the Comcast/Time Warner merger. Comcast's offerings will immediately improve the service Time Warner's customers receive. And that will make the combined company a better competitor and innovator in the competitive cage match in which the providers of connectivity, devices, apps, services, content fight for a share of the value the broadband world creates. Rather than a denial of competition, the proposed merger demonstrates that active, aggressive competition is underway in broadband, and Comcast is girding itself for that content. The right policy is to let them do so.

Ev Ehrlich is president of ESC Company, an economics consulting firm, and former under secretary of commerce in the Clinton administration. His email is Ehrlich@evehrlich.net.

Lehigh Valley Express-Times: Letter: Most programmers will welcome Comcast

[link to http://www.lehighvalleylive.com/opinion/index.ssf/2014/03/letter_most_programmers_will_w.html]

By Express-Times Letters to the Editor

March 04, 2014 at 12:15 AM, updated March 04, 2014 at 12:16 AM

Nick Falsone’s coverage of the Comcast/Time Warner merger (“Comcast-Time Warner merger: What it means for Lehigh Valley cable subscribers,” Feb. 27) omits a number of facts.

As the article notes, Comcast and Time Warner Cable operate in separate markets, so there is no reduction in competition from the merger, which will simply move Time Warner Cable customers from one provider to another — bringing Comcast’s superior technology and broadband speeds to new markets.

Most independent programmers will welcome Comcast’s arrival to these new markets. It has led the way, supporting new and diverse channels such as Ovation, where I used to work, Aspire, Revolt and Baby First, and has the best record in the business backing independent programmers.

As part of the NBCU deal, Comcast supports 10 new independent networks, the majority women or minority owned, and has already launched five of them. I wish all multichannel video programming distributors followed Comcast’s example in this respect.

Concerns that Comcast as an Internet provider will discriminate against unaffiliated content companies such as Netflix now that the Federal Communications Commission’s “net neutrality” rules have been overturned are also wrong. Comcast agreed to those rules during federal review of its acquisition of NBC Universal and now stands as the only Internet service provider that must adhere to them — something the merger review could actually extend.

Finally, there is no basis to fear the merged company could bully advertisers and programmers. Retransmission consent abuse and other practices give large programmers the upper hand already, which may explain why CEO Leslie Moonves of CBS essentially said he had nothing to fear from a bigger Comcast. If anything, this consolidation might balance power in the wholesale market and slow the growth of prices to consumers.

Although there are real issues to address here, there’s lots of upside in this deal for consumers to love.

CHAD E. GUTSTEIN
Los Angeles

Comcast Plugs TWC Deal With Internet Program

[link to http://www.lightreading.com/services-apps/broadband-services/comcast-plugs-twc-deal-with-internet-program/d/d-id/708067?f_src=lightreading_editorspicks_rss_latest]

MARI SILBEY, Independent Technology Editor

3/4/2014

With one eye on Washington regulators overseeing its pending buyout of Time Warner Cable, Comcast announced Tuesday that it will both expand the size and extend the duration of Internet Essentials, its low-cost broadband adoption program for low-income families in the US.

Launched in June 2011, Internet Essentials was initially scheduled to last for three years as a voluntary condition of Comcast Corp. (Nasdaq: CMCSA, CMCSK)'s acquisition of NBC Universal . Now that the company is seeking to take over Time Warner Cable Inc. (NYSE: TWC) in a proposed $45.2 billion deal, the company plans to extend the program indefinitely. In addition, with the planned addition of TWC's customer footprint, Comcast aims to offer the program in even more of the nation's largest markets.

"With the recent announcement of our merger with Time Warner Cable, we see a tremendous and an exciting opportunity to bring the benefits of Internet Essentials to millions of additional families," said Comcast Executive Vice President David L. Cohen in announcing the news on a press conference call. "And I'm thrilled that after the Time Warner Cable transaction closes, Internet Essentials will be available in 19 of our nation's 20 largest cities."

Spreading the wealth further, Cohen also announced that Comcast will award more than $1 million in grants through its Gold Medal Recognition program to help select communities build Internet Essentials Learning Zones. (Details were light on what those learning zones would feature.) Fifteen communities won these grants for demonstrating superior efforts to bridge the digital divide, including Atlanta, Chicago, Miami, and San Francisco. Five additional communities were recognized for being "most improved" in their efforts to spread broadband adoption.

All 20 communities have been given an offer for the next two weeks that allows families in their regions who are eligible for Internet Essentials to sign up for the program and receive six months of free Internet service. That offer ends on March 18.

Besides the news on Internet Essentials, Cohen took the opportunity to highlight the milestones that the program has so far achieved. According to Comcast, Internet Essentials has now connected more than 1.2 million individuals, or about 300,000 families. That's a significant step up from the 150,000 families that were covered a year ago. (See Comcast Internet Essentials Connects 600K Americans.)

Since 2011, Comcast has also used the program to sell 23,000 subsidized computers for less than $150 each; partner with more than 8,000 community organizations, government agencies, and elected officials; and offer Internet Essentials to more than 30,000 schools in 39 states and Washington DC. Cohen said Comcast has spent more than $165 million "in cash and in-kind" donations on digital literacy outreach and education.

As a special guest at the press conference, Philadelphia Mayor Michael Nutter was on hand to accept recognition for his city being one of Comcast's "most improved" communities and to congratulate Comcast on the success of its program. He not only praised Internet Essentials, but also voiced his backing for Comcast's plan to acquire Time Warner Cable, calling himself "a strong supporter of the Comcast/Time Warner merger."

Coinciding with the extension of the Internet Essentials program, Comcast also announced the release of a new report called The Essentials of Connectivity. Dr. John B. Horrigan, who led the study and was formerly head of research for the Federal Communications Commission (FCC) 's National Broadband Plan, said the study found that community expectations and social networks play a big role in broadband adoption.

Specifically, 83% of the Internet Essentials participants surveyed said their children's schools expect them to have broadband access at home. Half or more of those surveyed also said that banks, health insurance companies, and government agencies have the same expectation.

Currently, only families with children in the federal school lunch program can sign up for Internet Essentials, but Comcast isn't against the idea of expanding eligibility in the future. Cohen said that Comcast has already done a pilot program with AARP, and that it continues to study the results.

For now, though, participants in Internet Essentials must have at least one child eligible for free or reduced school lunch, not have subscribed to Comcast Internet service within the last 90 days, and not owe Comcast any money or equipment. Households that meet those requirements and sign up for the program are offered elementary broadband service for $9.95 per month plus tax.

Capital New York: Niche networks get a shot, thanks to Comcast deal

[link to http://www.capitalnewyork.com/article/media/2014/02/8540967/niche-networks-get-shot-thanks-comcast-deal]

By Alex Weprin 5:02 a.m. | Feb. 27, 2014

El Rey Network, which launched quietly in December, wouldn’t exist if Comcast hadn’t acquired NBCUniversal.

Case in point: How John Fogelman, a former William Morris Endeavor agent who became C.E.O. of Hollywood media incubator FactoryMade Ventures, approached his friend, director Robert Rodriguez (Spy Kids, Sin City, Machete.”).

“‘I just started a network called The Hub, I think we can do it again,’ Rodriguez recalled Fogelman telling him. “'I think we have an opportunity at Comcast, where they are giving away networks to independent owners.'”

As part of its deal to acquire NBC, Comcast promised the F.C.C. that it would add at least 10 independent cable channels to its programming lineup, with at least four of them being owned by minorities.

Sean Combs launched a music channel called Revolt TV as a result of the deal, while Magic Johnson launched Aspire, targeting African Americans.

Fogelman pitched Rodriguez on an English-language channel for young Hispanics.

“My hand went up, right away, and I was like wondering why,” Rodriguez told reporters Wednesday in the Stanford White Studio of the Chatwal Hotel. “I already had a good movie career, why would I want to get into television like that?”

“I always liked television, but the process seemed a lot more convoluted: possibly you would get a pilot, maybe it would go to series, maybe it would get put on the right night,” Rodriguez added. “You had no control, maybe it would get canceled really quick. It seemed like a lot of maybes, whereas a movie was a sure thing, so I stuck with movies for a long time.”

El Rey is different, most obviously, in that Rodriguez has ownership and total creative control.

“There are no executives. if something needs to be a certain way, we can just make it, give it the authenticity it needs and go for it,” Rodriguez said.

That isn’t entirely true of course. There are executives. Leading the charge is Scott Sassa, the former president of entertainment and syndication for Hearst. El Rey also has Michael Finn, senior V.P. of ad sales, who has been out selling the channel to advertisers.

It is no small task for a brand new channel with an admittedly niche target audience to get itself off the ground, at least at the beginning. That said, the channel locked up two deals: one with General Motors, which will be a launch sponsor throughout 2014, and will have its cars be featured in the channel’s programming; and one with Heineken, which will integrate its products, like Dos Equis beer, into shows.

“We had Robert at a dinner last night with about 20 clients, he is very natural in that atmosphere,” Finn recalled Wednesday. “They kept saying to me that it is really an amazing thing, to have the head of the network be the guy that has the ideas, that is holding the camera, that is integrating my brand into these shows.”

Rodriguez will direct ads and content for the brands that can run during commercial breaks.

The channel expects to become Nielsen-rated in the fourth quarter, Sassa told reporters, which would also help its standing with advertisers, who crave data.

While the channel is unabashedly niche, its first original series is taking a big swing. It is an adaption of From Dusk Till Dawn, the cult movie directed by Rodriguez and written by his friend Quentin Tarantino. Yes, the cast will be driving Chevys, and they will be drinking Dos Equis.

“I thought to start the network off, I would start with something that nobody else could do,” Rodriguez said. “Nobody could get myself and Quentin [Tarantino] to do television for them.”

Rodriguez directed the first eight episodes of the show, and promises appearances from Tarantino on the channel.

Other original shows include “Matador," about a playboy soccer star, and “The Director’s Chair,” which features Rodriguez interviewing well-known directors. Mark Burnett is also on board to bring Lucha Libre (Mexican wrestling) to the channel.

El Rey is just one of many niche channels in an increasingly splintered and competitive marketplace. The big media companies, like NBCUniversal, 21st Century Fox and Viacom, have the leverage to gain their channels distribution on cable and satellite partners.

Generally speaking those channels have goals of reaching a relatively broad audience. Even “niche” channels like MTV and HGTV have broad appeal.

El Rey, with its English-speaking Hispanic demo, is not broad, even if some of its programming like Dusk Till Dawn is.

Some of the channels most under threat by the emerging cable marketplace are those that try to cater to minorities. Viacom-owned BET seems secure, but there aren’t many others trying or able to reach African Americans, or Latinos, or Asian-Americans. Univision and ABC partnered to launch Fusion, a TV news channel for Latinos and millennials, last year (Univision also handles back-end deals like distribution for El Rey), but the marketplace remains thin.

The Comcast deal provided the opening for channels like El Rey and Aspire to gain at least some traction, even if it means going up against the big guys.

Whether it works remains to be seen.

For Rodriguez, there is a personal element to it.

“I remember one time when I was doing Spy Kids, [Bob and Harvey Weinstein] asked me—and they weren't being jerks at all—they were just wondering, ‘why are you making the characters Hispanic? It doesn't make any sense, this is supposed to be for everybody,” Rodriguez recalled. “I said, well, they are American, but it is based on my family, so they are Hispanic, but they will be speaking English, it is going to be for everybody.' But nobody had done it before, so there was nothing to point to.”

“I said, 'you don’t have to be British to watch James Bond,'” Rodriguez added. “By making him British it actually makes him more universal, because it makes him more specific. We did it, and Spy Kids was a big hit. Those who were Hispanic, it meant a whole lot to them. People have come up to me for years saying ‘you changed my kids' whole lives because they see little kids that are Hispanic, that are spies, and they saw your name as the writer and director. You changed their vision of what the future could be.’”

Forbes: Op-Ed: Ignore Paranoid Bloggers: The Comcast-Time Warner Merger Is Good For Consumers

[link to http://www.forbes.com/sites/realspin/2014/02/27/ignore-paranoid-bloggers-the-comcast-time-warner-merger-is-good-for-consumers/]

By DOUG BRAKE

It has been over a week since Comcast announced its intention to acquire Time Warner Cable: it’s time we all calmed down and had a rational discussion. This is no doubt a large and important transaction, giving Comcast roughly a third of the pay TV market.  But a merger this serious deserves a fair review with accurate facts. Unfortunately, there is a large amount of misinformation flying around. It’s worth taking a step back and evaluating the transaction in terms of the bigger picture of broadband competition policy.

It is popular, especially in the blogosphere, to automatically distrust cable and telecommunications companies, a stance that often leads to inaccurate statements and misunderstandings. Susan Crawford recently provided a prime example of this populist thinking.  Crawford’s claim that the deal is “Bad for America” because it will lead to a monopoly on broadband is inaccurate, and leads her to make some strange claims with respect to the proposed merger. For example, she proclaims that “for the vast majority of businesses in 19 of the 20 largest metropolitan areas in the country, their only choice for high-capacity wired connection will be Comcast.” On the contrary, in dense cities, competition for enterprise Internet access is undeniably fierce: XO Communications, Level 3, Windstream, and MegaPath are just a few of the larger companies providing business services.

In the consumer market, where “last-mile” costs are higher, competition is admittedly not as heated. But even the softened claim that residential consumers’ only choice will be Comcast is also wrong. RCN Corporation, a competitive cable provider operating in Boston, New York City, Chicago, Washington, D.C., and Philadelphia probably wouldn’t appreciate being written off. DSL and wireless broadband are similarly absent from the analysis. The broadband populists that dominate this conversation like to claim that DSL is not fast enough to be a competitor to cable. But some of DSL’s 31 million subscribers (compared to cable’s 51.5 million) might disagree. And there is good reason to expect DSL speeds to improve – new technology, called vectored DSL, promises 100 Mbps under the right circumstances.  And of course, in 6 of the 19 metros, Verizon FIOS fiber service is a robust competitor.

Let’s not forget another big announcement made on the heels of the merger proposal – Google has started early plans to expand its fiber build-out to nine new metro areas. The timing of Google’s release exposes a key flaw in Crawford’s arguments against the merger: immediately after Comcast’s announcement, many detractors dismissed Google fiber as a viable competitor to cable because it is in only a handful of cities. Yes, cable is well positioned, yes, Comcast is a large, successful company, but that doesn’t make it a monopoly, and certainly doesn’t make it a permanent monopoly without strong competitors in sight.

The real paranoia comes out with the claim that Comcast “will be serving the interests of its shareholders by keeping investments in its network as low as possible . . . making no move to provide world-class fiber-optic connections.” Forget that fact that Comcast already has an incredibly large fiber network; forget that fiber speeds are already available to businesses; forget that Comcast has been pouring money into its network, spending $5.4 billion in capital expenditures on its cable business last year alone. Moreover, technology is generally being improved to provide faster internet for everybody. Current generation cable modem technology – DOCSIS 3.0 – is capable of well over 100 Mbps.  DOCSIS 3.1, the next generation, which can be deployed with minimal changes to infrastructure, is designed for 10 Gbps downstream and 1 Gbps upstream.

There’s one final way that broadband populists like Crawford get it wrong. For them big is bad and big business is the worst. But economists have found that there are significant scale economies in the provision of broadband services. A recent study from the Canadian government found that economies of scale were responsible for 30 to 40 percent of productivity growth in the telecommunications sector from 1984 to 2008. The increasing returns to scale in the communications industry is a key reason why this deal is good for the economy and consumers.

Innovation in technology, especially networks like broadband, benefits immensely from scaled operations. Comcast is incredibly good at scaling innovation throughout its network. The efficiencies that would come with a merger can’t be ignored – scaled innovation is certainly one of them.

The overall unthinking distrust of cable by some serves no one, obscures the benefits of the merger that should be considered and skews the broader policy debate that should take place.

Doug Brake is a Telecom Policy Analyst with the Information Technology and Innovation Foundation.

San Jose Mercury News: Letter: Cable merger works

[link to http://www.mercurynews.com/news/ci_25242707]

I often agree with Mercury News editorials, but your opposition to the merger of Comcast and Time Warner Cable (Editorial, Feb. 21) overlooked key points.

First, the central antitrust question is whether the acquisition will lessen competition. Because the companies operate in different markets there is no reduction in consumer choice for video or Internet service.

Second, Comcast may not be a perfect company, but its broadband is among the nation's best. Comcast networks are capable of 100 Mbps in virtually all of its markets and hit speeds of 500 Mbps in many — far in excess of Time Warner Cable.

Third, the deal is good for network neutrality. Comcast supported the original 2010 Open Internet regulations and, during the NBC Universal acquisition, voluntarily agreed to be bound by them (even if vacated by the courts). The merger will extend these rules to Time Warner Cable.

Fourth, Comcast and NBC Universal have been industry leaders in fairly licensing video programming and there have been few, if any, complaints otherwise. Networks like HBO and CNN are owned by Time Warner, not TWC as your editorial claimed, and the deal adds virtually no media consolidation.

Carl Guardino

CEO, Silicon Valley Leadership Group

Scranton Times-Tribune: Op-Ed: Big merger suits all audiences

[link to http://thetimes-tribune.com/opinion/editorials-columns/guest-columnists/big-merger-suits-all-audiences-1.1639721]

BY JAMES BARRETT MCNULTY (GUEST COLUMNIST)

Published: February 25, 2014

I never have written a letter to The Times-Tribune, but I am compelled to respond to your editorial "Pull Plug Now on Cable Deal" (Feb. 16). You are trying to turn the channel on quality programming that will strengthen the commonwealth.

The editorial argued the proposed merger with Time Warner Cable could give Comcast too much power over consumers, programmers and others that do business with the cable and Internet industries. You paint a hypothetical, doomsday scenario that is only one of any vast number of possibilities - an unlikely one at that - while skipping over the real and actual benefits at hand.

We've come a long way since the factory shutdowns decried in Billy Joel's "Allentown," but the sentiment still rings true for young Pennsylvanians searching for jobs and careers. Comcast is a homegrown Pennsylvania company and the leader in high-speed technology and communications. There is a concrete, sustainable future in this field for decades.

Comcast employs 13,000 Pennsylvanians. It is building a new innovation and technology center that promises $2.75 billion in economic activity translating into 4,000 permanent new careers and 20,000 temporary jobs. This is two hours down the turnpike, a great opportunity to help us retain our talented young people and give some of our brightest and best a reason to relocate back home. This merger creates growth and strengthens a critical platform for Pennsylvanians to communicate their ideals and values into the future.

It also should advance our Pennsylvania tradition of helping the under-served. Several years ago, Comcast embarked on a visionary program, Internet Essentials, getting broadband into low-income households with discounted subscriptions, computer equipment and digital training. The program serves over 1 million people. Fostering access to technology can reduce inequality by providing a more level playing field, which strengthens democracy.

You correctly denounced last year's CBS/Time Warner Cable blackout. However, Comcast is taking the management lead in this merger and has never blacked out any cable network during these types of disputes. The company has said it will extend protections for diversity, local news, and children's programming to the Time Warner Cable system.

To make an informed decision about what a company will do in the future, look at what it has done in the past. Comcast has experienced remarkable growth, but all indications are that it is growing responsibly and ethically. It seems far-fetched that after the merger, Comcast would trade in its "white hat" and don a black one.

Similarly, the reception is blurry on the critic's channel trying to show that the merger would allow Comcast to strong-arm consumers and competitors by leveraging the market. You pointed out that Comcast and Time Warner do not serve the same customers or compete in the same markets, yet you jumped to the illogical conclusion that it would somehow hurt competition anyway. It won't.

Further, the threat of leveraging big video companies like Netflix or HBO is even less tenable. Those companies and networks like ESPN, with programming customers demand have the power, and they are the ones earning larger and larger fees that ultimately fuel consumers' costs. Even a larger Comcast is no match for them.

Comcast has fully converted to digital; Time Warner Cable has not, only upgrading 17 percent of its operation. Comcast has invested in the future with high quality HD, Internet speeds twice those of Time Warner Cable, and more streaming and more on-demand offerings. Businesses and residential customers would now get a company that is actually able to compete with Verizon and AT&T for telephone and high-speed Internet. Again, this merger does not stifle competition, it enhances it.

Comcast is a technological innovator offering real benefits to Pennsylvanians and its workers. We cannot afford to forfeit our financial future as a state by pulling the plug on Pennsylvania. It is time to put down the remote and quit channel surfing on job opportunities. I rate this deal "TV-G for Pennsylvanians - General Audience, Suitable for All Ages."

New York Times: Letter: The Comcast-Time Warner Cable Merger

[link to http://www.nytimes.com/2014/02/24/opinion/the-comcast-time-warner-cable-merger.html?_r=2]

To the Editor:

Re “If a Cable Giant Becomes Bigger” (editorial, Feb. 14), which criticizes the Comcast-Time Warner Cable merger:

As you note, Comcast and Time Warner Cable operate in separate markets, so there is no reduction in competition from the merger, which will simply move Time Warner Cable customers from one provider to another, bringing Comcast’s superior technology and broadband speeds to New York and elsewhere.

Most independent programmers will welcome Comcast’s arrival to these new markets. It has led the way, supporting new and diverse channels like Ovation (where I used to work), Aspire, Revolt and Baby First, and has the best record in the business backing independent programmers.

As part of the deal in which Comcast acquired NBC Universal, Comcast supports 10 new independent networks, the majority owned by women or minorities, and has already launched five of them. I wish that all multichannel video programming distributors followed Comcast’s example in this respect.

Your concern that Comcast as an Internet provider will discriminate against unaffiliated content companies like Netflix now that the Federal Communications Commission’s “net neutrality” rules have been overturned is also misplaced. Comcast agreed to a version of those rules during federal review of its acquisition of NBC Universal and now stands as the only Internet service provider that must adhere to them — something the merger review could actually extend.

Finally, there is no basis to fear that the merged company could bully advertisers and programmers. Retransmission consent abuse and other practices already give large programmers the upper hand. If anything, this consolidation might balance power in the wholesale market and slow the growth of prices to consumers.

CHAD E. GUTSTEIN
President
Entertainment Media Advisors
Los Angeles, Feb. 16, 2014

Philadelphia Inquirer: Editorial: Comcast deal great for the city

[link to http://articles.philly.com/2014-02-24/news/47607054_1_comcast-time-warner-comcast-set-time-warner-cable]

POSTED: FEBRUARY 24, 2014

Just days after the news that Comcast Corp. would expand its national reach by more than a third with its proposed purchase of Time Warner Cable, federal communications regulators announced renewed efforts to set much-needed rules to make sure Internet providers like Comcast and Verizon don't install speed bumps that would slow Web traffic like those Netflix movies cord-cutters plan to stream tonight.

The feds' timing is fortuitous, if coincidental. That's because the challenge of preserving an open Internet - as the Federal Communications Commission hopes to do - will be a central issue as the huge Comcast-Time Warner merger seeks required government approvals in the coming months.

With Comcast set to control about 30 percent of the nation's pay-TV business, and possibly an even larger share of landline Internet broadband sales, consumer groups already are calling for the deal to be rejected. They fear a bigger Comcast will have too much sway over pricing and Internet access.

Comcast - whose chief, Brian L. Roberts, says the deal will be "pro-consumer," "pro-competitive," and "in the public's interest" - has offered to spin off several million customers, expand its low-cost Internet offer to Time Warner territory, and grant Web competitors equal speed and access on its network.

Those are important provisions, but regulators may well demand even greater concessions after they scrutinize the proposed deal in detail.

As for the impact on pay-TV consumers, that's less clear. The upgrades in service that Roberts promises long-suffering Time Warner subscribers should be welcome. And new and old Comcast customers alike have to hope the union of two companies too often dinged with customer-service gripes produces less carping and more kudos.

Consumers' view of the deal would be decidedly more upbeat, of course, if there were a pledge that they would share directly - via their monthly cable bills - in the expected merger savings of $1.5 billion. But that's not on the table as yet.

For this region's economy, there's a clear upside to having a bigger Comcast based here. Mayor Nutter applauded the deal for the jobs it is expected to create and for enhancing the city's "reputation and prominence as a technology and innovation leading city." U.S. Sen. Robert P. Casey Jr. (D., Pa.) also applauded the merger's job-generating potential.

Coming on the heels of Comcast's decision to occupy a stunning, second office tower set to rise along Market Street - an expansion that offers the prospect of hundreds of new hires - the Time Warner takeover clearly would strengthen an important player on the city's corporate and civic scene.

Before that can happen, though, regulators need to set terms for any deal that, above all, protect the interests of consumers shopping for the best service and price for broadband Internet, pay-TV programming, and phone service.

CableFax Daily: Op-Ed: Proud

[link to http://corporate.comcast.com/images/cfax022014.pdf]

Commentary by Steve Effros

Needless to say, the phone started ringing off the hook last week with the Comcast-TWC  announcement. Heck, I knew there was going to be a big brouhaha when I got three fundraising appeals from a major “public interest” group in a matter of hours asking for money to mobilize against the media Armageddon that they now insist is coming.

Of course, these same folks predicted that same thing when AOL and Time Warner merged, and when AT&T bought TCI, and when Comcast bought NBCUniversal. The only thing that actually happened is more folks got better service and technology continued shooting ahead at a pace the public, and certainly the lawmakers, can’t keep up with! This is supposed to be bad? The numbers tell a different story: there are more program channels today than ever before. More diversity, more video production, more competitors both in the delivery marketplace and the programming marketplace. More consumers are watching different, high-quality programming (see, for instance, the latest Emmy Awards). We can all argue over programmer pricing, escalating costs, and whether OTT or a la carte would “solve” that or destroy diversity while upping the consumer cost, but in the meantime, per channel cable costs have gone down, not up. What has gone up is customer satisfaction, particularly for our broadband service, which gets high marks from more than 80% of subscribers.

I tried to explain this in some talk-radio programs where I was paired with “public interest” advocates. Again, needless to say, they basically reverted to form saying the public hates their cable “monopolist,” wants more, cheaper, and thinks that blocking any significant consolidation and encouraging more government-built systems will solve all ills. And oh, by the way, it’s “obvious” that an ISP as big as Comcast-TWC would “clearly” discriminate against all other programmers in favor of their own stuff. Forget the fact that Comcast has already said it would agree to special FCC “net neutrality”  requirements extending to all the customers the merger would cover.

That wasn’t good enough, they complained, because those restrictions “only” apply until 2018! So now we know what the fight for the next year is going to be about: stop consolidation and extend common carrier prescriptions. What a waste of time. If the “public interest” folks would focus on helping to sensibly rewrite the Communications Act, which is likely to happen around 2018, we would all be better off. But of course that doesn’t raise as much money as a raucous “battle,” so it’s not likely to happen.

Too bad. Because I think what Comcast is doing is going to be excellent for consumers in major markets. We will finally have an almost-national footprint for a cable operator in the major DMAs, offering real service cohesion and a likely faster transition to cloud navigation services and hybrid IP technology.

That’s all good for the consumer. I’m hopeful that folks recognize, however, that the smaller towns and the smaller operators are going to be offering a different type of service, as only they can. Comcast has to be wary of creating nationwide over-expectations. I think Comcast will see the benefit of doing so, and of helping the small operators. We don’t want a greater geographic “digital divide” than necessary. But for now, I think this proposed merger will finally bring “cable/broadband” to a new level as a national media player, like the broadcast networks, like the satellite providers, and like the biggest telcos. That means more competition, not less. That’s good for everyone. It should make us proud.

Los Angeles Times: Letter: A cable behemoth?

[link to http://www.latimes.com/opinion/la-le-0216-sunday-comcast-time-warner-20140216,0,6966395.story#ixzz2tblrhWZJ]

February 16, 2014

Re "A media behemoth," Feb. 14

The proposed merger of Comcast Corp. and Time Warner Cable is unthinkable. For federal regulators, it should be dead on arrival.

It is an example of media consolidation at its worst. The beneficiaries would be Comcast and Time Warner Cable, period. Consumers would be the big losers.

To mitigate any negative effects on the public, Congress should pass legislation that mandates a la carte pricing for cable programming, allowing consumers to pay for only the channels they want. Realizing that the average cable consumer watches only 17 channels each month but has to pay for many more, Sen. John McCain (R-Ariz.) has introduced badly needed a la carte cable legislation.

Consumers are fed up with skyrocketing cable prices. The federal government needs to study the reasons why effective cable competition has not materialized, how to control escalating prices and how to compel cable providers to offer a basic package at an affordable rate.

Elliot Becker

Escondido

The writer is a former San Diego County cable TV commissioner.

Critics of the proposed Comcast-Time Warner merger are perhaps not seeing the big picture. For those of us who work in the industry, the deal will likely bring more diverse programming to consumers.

Comcast has been a good friend and ally to the independent programming community, bringing unique content to an underserved audience.

It has long supported emerging independent networks like my own Ovation, TVOne and others.

In the case of Ovation, Comcast recognized the arts didn't have a meaningful presence in their various markets. So seven years ago, despite changing economics, regulatory pressures and a deep recession, Comcast launched the only arts network in America.

Recently, Comcast gave a commitment to 10 new cable networks (the majority of them being minority- or women-owned), and moved quickly into digital to free up channel space for the next generation of innovative and independent programmers.

This merger will be a boon for unique, independent programmers.

Charles Segars

Santa Monica

The writer is Ovation's chief executive.

Barron’s: Comcast's Smart Deal

[link to http://online.barrons.com/article/SB50001424053111903506304579381074193402460.html?mod=googlenews_barrons]

In agreeing to buy Time Warner Cable, Comcast is doubling down on distribution, the lifeblood of both television and the Internet.

Cable's demise has become a fashionable talking point. The Internet, it's assumed, is turning cable's vast network into mere "dumb pipes."

But money talks louder than words, and last week, Comcast (ticker: CMCSA) spoke very loudly indeed with its agreement to buy its biggest rival, Time Warner Cable (TWC), for $45 billion.

Comcast, which already owns NBC Universal, could have more easily swallowed Netflix (NFLX), the Internet firm that threatens to end cable's party with a low-cost subscription to shows and movies; Netflix has a market value of $26 billion. Instead, Comcast doubled down on pipes, taking the big-picture view that cable is the lifeblood not just of TV but the entire Internet.

Barron's made that argument in a cover story last year ("Don't Touch That Dial," Aug. 5), adding that a consolidation wave would benefit cable stocks. Since then, Comcast and Time Warner Cable are up 17% and 26%, respectively.

Yes, a few Americans are cutting the proverbial cord, but a growing number rely on cable for broadband service. And 100 million households still rely on some kind of pay-TV provider, whether through cable, satellite, or telephone providers.

Good TV requires quality programming. And quality programming is expensive. The cable package—love it or hate it—remains the most efficient way to fund content. And therein lies the more specific rationale behind Comcast and Time Warner Cable's deal. A larger entity could have more leverage in negotiating with programmers like CBS, ESPN, and local TV stations, all of which are demanding higher payments for their content.

Regulators will take a close look at whether that leverage harms competition, and as Tiernan Ray points out in Tech Trader, it's a complex issue. For investors, the analysis is easier. Cable remains plenty smart.

Chicago Tribune: Editorial: Why Comcast-Time Warner deal makes sense

[link to http://articles.chicagotribune.com/2014-02-14/opinion/ct-comcast-time-warner-cable-deal-edit-0214-jm-20140214_1_time-warner-cable-cable-systems-comcast-time-warner]

With consumers' video options expanding, Comcast-Time Warner merger should survive antitrust scrutiny

February 14, 2014

Say this about the deal announced Thursday for Comcast to buy Time Warner Cable: It's big. Big price tag of $45 billion. Big combined subscriber base of 30 million households. And, big risk of a veto from government antitrust regulators, whose approval is needed for the deal to proceed.

Remember when AT&T wanted to acquire T-Mobile in a similarly big acquisition? President Barack Obama's administration blocked that merger in 2011. In our view, that transaction should have won approval. Combining the wireless carriers made business sense and would have helped consumers receive improved services.

For the same reasons, we're inclined to favor a tie-up between the No. 1 and No. 2 cable operators. There's another reason why such a combo play doesn't bother us, even though it looks like a classic case of a big new company with more pricing power and market dominance:

American consumers have never had so many options for digital video news and entertainment, and those options are growing. Americans raised in an era of only three network TV channels now have computer, smartphone and TV access — a wealth not only of content, but of platforms to deliver that content. As this diversity of service options rapidly expands, the reflexive distrust of big-company mergers loses its oomph. In this realm consumers rule: They increasingly have the freedom to abandon any provider that tries to gouge them.

In sum, the initial worries about a Comcast-Time Warner deal seem overblown. We doubt that consumers would be stuck paying more for cable and broadband service, as some critics fear. We also doubt that content providers such as ESPN or The Weather Channel (now in a standoff with satellite provider DirecTV) would lose bargaining power in their future negotiations with a combined cable behemoth.

How so? For starters, Comcast and Time Warner operate cable systems with little overlap. In most of their markets, the two giants don't compete. Time Warner is big in New York City, for instance, and Comcast in New Jersey and Connecticut. Anticipating an objection from federal antitrust lawyers, Comcast said Thursday it would divest about 3 million subscribers in competitive markets if the deal wins approval. The government might reasonably require more divestitures — but probably not many more.

Another factor that would keep the merged company honest is the competition among delivery platforms. For years now, cable operators have lost customers not so much to each other as to the likes of AT&T, Verizon and DirecTV. Those competitors are expected to continue gaining market share against cable, whether or not this merger wins approval. Content providers routinely pit cable, telco and satellite operators against each other in negotiating deals. If Comcast dropped a popular channel that its archrivals in the same market still offered, its customers would bolt — a mutiny not possible in earlier decades when only cable or clunky antennas could provide content.

Today, though, Internet TV services such as Netflix and Hulu hold the potential to compete against or even cripple cable. It hasn't happened yet: Most users of those Web services also subscribe to pay TV. But as streaming improves and Internet companies perfect their business models, we expect to see an online challenge to cable that would provide ever more checks and balances in the marketplace. Don't be startled if, someday, technology improvements by its rivals render the cable industry extinct.

Comcast has volunteered to make additional concessions in the interest of online competition. It would, for instance, extend conditions imposed on its acquisition of NBC to a Time Warner deal. That would include supplying its programming to Netflix and other providers, and giving competitors equal speed and access on its broadband network.

The sluggish economy works in favor of a merger. Since the Great Recession, fewer new households have formed, which cuts into the number of newly occupied homes for cable to colonize. The weak recovery has left a larger share of households unable to afford pay TV no matter how much they want it. The cable audience isn't growing and won't any time soon.

These weak growth prospects and competitive challenges put a premium on efficiency. Comcast says the merger would result in significant cost savings, which ultimately would give it more latitude to offer its customers better deals.

Consumers also stand to benefit from investments Comcast has made in its systems, such as high-tech Xfinity branded products. In announcing the deal, the company pledged to deliver superior video, higher broadband speeds and the fastest in-home Wi-Fi to more households.

We know: promises, promises. Cable operators have a spotty history of delivering on bold claims. But cable companies have no choice but to keep modernizing, or their customers will desert them for noncable alternatives.

Our bottom line: If Comcast and Time-Warner are allowed to merge, bigger will lead to better.

Politic365: Would A Comcast, Time Warner Cable Merger Benefit Minorities?

[link to http://politic365.com/2014/02/14/would-a-comcast-time-warner-cable-merger-benefit-minorities/]

4:05pm February 14, 2014

By Kristal High

One day before Valentine’s Day, Comcast Corporation – the largest cable provider in the country and owner of NBCUniversal – announced its plan to merge with Time Warner Cable, the fourth largest paid television service in the nation behind Comcast, Dish Network and DirecTV. The transaction, which the companies hope can be completed by the end of the year, is worth $45.2 billion in an all-stock deal and would expand the Comcast footprint to roughly 30 million subscribers.

Already, media outlets and public interest groups are reporting potential hurdles – both regulatory and in the court of public opinion – that the number one and two cable companies may face as they try to push this deal toward closure.  However, Comcast has set forth several voluntary undertakings it is willing to pursue in order to allay any concerns that the union of these two companies should not occur.

Mindful of concerns about market concentration, David L. Cohen, Comcast’s Executive Vice President, emphasized the company’s willingness to divest three million subscribers to ensure that it remains below the Federal Communications Commission’s preferred threshold of fewer than 30% of all national multichannel video programming subscribers being held by one company. Further, because Comcast and Time Warner cable occupy separate service territories, the number of competitive operators available to customers in any given area will be preserved following the merger.

Comcast also announced that in addition to extending full net neutrality protections – including freedom from blocking and discrimination – to the subscribers it would acquire from Time Warner Cable, it will also continue to make available “diverse, local news and children’s programming” and guarantee carriage of “non-commercial educational stations that have must-carry rights and have relinquished their broadcast spectrum.”

Further, in an effort to continue promoting diversity and inclusion Comcast will encourage the adoption and use of affordable broadband within its new service territory through the expansion of its Internet Essentials program. What’s more, “Comcast is prepared to extend its best-in-class diversity program to the acquired Time Warner Cable systems, covering diversity in employment, supplier diversity, programming diversity, and community investment diversity.”

Provided this deal is finalized in favor of Comcast and Time Warner Cable, the companies say consumers can expect an “accelerated deployment of existing and new innovative products and services,” an enhanced video experience, greater streaming capabilities and an industry-leading wifi experience. While this transaction must be reviewed and approved by the Department of Justice for anti-trust concerns, and the FCC regarding its impact on the “public interest,” Comcast and Time Warner Cable have begun positioning this “friendly” merger as one that is both “pro-consumer and pro-competitive.”

Minority stakeholders are analyzing this transaction with an eye toward its ability to advance diversity of voice and media ownership, particularly as Comcast’s cable footprint might extend into more multicultural communities, including New York City and Los Angeles.

Variety: Op-Ed: Comcast-Time Warner Cable: Bigger Doesn’t Mean Badder

[link to http://variety.com/2014/digital/news/comcast-time-warner-cable-bigger-doesnt-mean-badder-1201103216/#]

Commentary: Size could translate to improvements for indie networks, broadband access, more

Chad Gutstein

It didn’t take long for consumer advocates to line up against the Comcast-Time Warner Cable mega-merger. “Don’t let #ComcastTWC kill Competition and Innovation” screamed a Public Knowledge tweet.

But the risks and benefits of this merger are more nuanced than the simple sound bites being issued in 140 characters.

That’s not to say that there is not general reason for concern. There are very real risks and it is the job of our nation’s regulators to seriously review them. Will the creation of Mega Kabletown be good? Will it be bad? Should it be stopped? Who can we believe?

TV Market Power

With 30 million subscribers, the new company will make what is the already largest TV and broadband provider that much bigger. But does it make it badder?

Remember, there is no law against market power. If there were, I’m sure the government would be working hard to break up Google’s near monopoly of the search market. The laws are against abuse of market power. And recent history suggests that Comcast will be a responsible steward of its position.

Since 2002, when they bought AT&T Broadband, Comcast has been the largest MVPD. During that time, I cannot recall  the company being involved in a major programming blackout. This is especially true in the three years since the acquisition of NBC Universal closed.

Has everyone always been happy with Comcast? Of course not. And Comcast’s programming executives are certainly not pushovers. As someone who has spent years negotiating with them, I can tell you they are very tough, but also fair.

However, there are very real concerns. A major question regulators will ask is, “What is the size of the relevant market?” It’s easy to look at the combined company and say, “Oh, they have less than 30% of the market.” But that is a national number and Comcast and Time Warner Cable’s MVPD operations are local businesses.

A better question is, “What is the market share in their local markets and how does the addition of these new markets impact the competitive balance of power in the wholesale programming market?”

Comcast-TW Cable will have a major presence in 19 of the top 20 U.S. markets. In these local markets today, both companies already each have a very large share of the market. Take New York City, for example, where in Manhattan, DirecTV, Dish and Verizon Fios have little access to the buildings. I would be surprised if Time Warner Cable had less than 60% market share in Manhattan.

The national market power view has to be looked at through the prism of the local market power situation. When it comes to the deals Comcast and TW Cable have with programmers, could any programmer really thrive (or even survive) without access to significant parts of 19 of the 20 largest markets? Probably not.

But don’t cry for the programmers. Nearly all of the viewership is owned and controlled by the largest programmers. Over the past decade, the balance of power has shifted away from the MVPDs and towards the programmers. It’s a shift whose root cause can be tied directly to the fact that the 1992 Cable Act is a stale set of regulatory rules invented before the commercialization of the Internet and the rise of MVPD competition from satellite and telco. In fact, it’s because the pendulum has swung so far towards the programmers that MVPDs now feel they need consolidation to even the playing field.

There is much talk going on about what this deal will mean for indie nets. In my experience, I think Comcast-TW Cable can be a very good thing. Here’s why:

1. Comcast has a proven track record as a strong supporter of indie nets. In my time at Ovation, our Comcast distribution grew from small six figures in a single market to eight figures across their entire footprint. But Ovation has not been alone. UP, Aspire, Revolt, BabyFirst, ReelzChannel, Hallmark, Hallmark Movie Channel, El Rey, Bloomberg, BBC America and BBC World News are just a short list all of indie channels that are well distributed by Comcast. While not all networks have always been happy with Comcast (e.g. Tennis Channel), Comcast’s overall track record on indie channels is positive.

2. The merger gives the Obama administration yet another opportunity to contractually obligate Comcast to continue to support indie channels, and make sure they don’t just survive, but thrive. I would love to see Comcast agree to dedicate a certain percentage of their channel slots to indie networks, on distribution tiers commensurate with the biggest programming services.

Internet Market Power

The broadband market considerations look similar to the TV market power dynamics in that the merger will not change the local competitive dynamics. From a national perspective, the larger scale can improve unit economics, allowing further investment in next-generation wired broadband and improved affordable Internet access. In fact, Comcast has already committed to extend their NBCU-deal obligations to provide standalone, affordable broadband in the TW Cable markets, improving access to millions of consumers in some of our largest urban areas.

The merger will also enable Comcast to better prepare for the coming wireless broadband competition. Verizon, AT&T, T-Mobile and Sprint have hundreds of millions of wireless customers and are all working on next-generation wireless broadband products. Dish and many others are buying up spectrum. The FCC is planning massive incentive auctions to re-distribute 20th century broadcast frequencies for 21st century data. A bigger Comcast will be better able to set a high bar for competition and create a race to the top with these other very big companies.

When the DC Court of Appeals recently vacated the FCC’s Open Internet rules, you could hear the collective groan coming from Silicon Valley and consumer advocates. But the Comcast-TW Cable transaction can do more to protect and further the idea of network neutrality than the FCC has been able to do through rulemaking and regulation.

The question is not whether Comcast will support the FCC’s Open Internet rules; they agreed to do so three years ago and have already agreed to apply those obligations to the TWarner Cable systems. The question is for how many additional years the Obama Administration is willing to push Comcast to keep net neutrality in place. Open Internet advocates should be cheering this merger.

Consumers

To all the “tech-perts” who are telling us that cable TV is dead, Comcast just said. “We’re all in.” What consumers really want is to enjoy the TV they want, when they want, and where they want it. To address this desire, over the past decade, Comcast has transformed itself from a sleepy coax company to something that looks a lot more like a technology company.

Comcast has been at the forefront of next-generation TV development. It spends hundreds of millions on R&D and does hundreds of software updates each year. Their latest X2 cloud-based set-top box experience. is a consumer-friendly engineering marvel of technology and content.

Adding TW Cable’s footprint will bring these leading technologies to millions of additional consumers. Increasing the scale creates a virtuous cycle; it will improve the unit economics, supporting ever greater product investments. And Comcast’s post-merger scale can even speed up the biggest impediment to a true TV Everywhere experience: getting the big programmers to license the rights at prices that make sense for consumers.

Which brings us to the biggest issue: consumer prices. Can a Comcast-TW Cable lower the price for TV services? Probably not. Can it slow the growth of those prices? Maybe.

The key to slower consumer price growth is slower wholesale price growth. Comcast already pays the lowest wholesale prices and in many instances their affiliation agreements will allow them to apply those prices to any acquired systems. This means that as soon as the merger closes, the wholesale prices currently paid on TW Cable subscribers will decrease. Will a 30M-subscriber Comcast have a greater ability to hold down programming costs than a 20M-subscriber Comcast? Maybe; but it’s certainly a better bet than the status quo.

In the end, this merger is about choices. Will the Obama Administration choose to accomplish by negotiation what it and Congress have been unable to accomplish by regulation? Will consumer advocates choose to give up the quixotic battle against “bigness” in order to win the war for the protection of independent voices, improved broadband access, the open Internet, consumer prices and the future of TV? Will Americans agree to give a big company, with a proven track record of not abusing its market power, the benefit of the doubt and take a ‘trust but verify’ approach to a deal that offers up quite a lot of benefits with identifiable, manageable risks?

I certainly hope so.

Chad E. Gutstein is the former COO of Ovation, an independent arts-focused cable channel.

CNET: Will Comcast and Time Warner be AT&T and T-Mobile redux?

[link to http://www.cnet.com/news/will-comcast-and-time-warner-be-at-t-and-t-mobile-redux/]

By Joan E. Solsman

If regulators borked the $39 billion merger of the No. 2 and No. 4 wireless carriers, is the $45 billion combo of the two biggest cable companies doomed? The competitive dangers are very different.

When regulators look at Comcast's deal to buy Time Warner Cable, will they see NBC Universal or T-Mobile?

In 2011, regulators in Washington gave Comcast the go-ahead to buy the rest of media conglomerate NBC Universal from General Electric that it didn't already own, after the No. 1 cable provider agreed to abide by conditions, like preserving Net neutrality, for a seven-year period.

That same year, AT&T announced its plans to acquire T-Mobile USA from Deutsche Telekom in a deal valued at $39 billion. Regulators in Washington took a clear stance on that megamerger: The Justice Department sued to block it, and AT&T abandoned it before the year was out.

On the surface, a $45 billion proposal to combine the country's biggest cable providers smacks of the scuttled AT&T and T-Mobile combination -- a gigantic deal that would create a bigger giant at the top of an industry's pyramid. But Comcast and Time Warner Cable's path to approval looks more like NBC Universal's, and Time Warner customers may find themselves writing checks to Comcast instead.

There are "different kinds of competitive danger here from the AT&T-T-Mobile deal," said Gene Kimmelman, a director at the New America Foundation who served for three years as chief counsel for Competition Policy at the Justice Department's Antitrust Division. "They were direct competitors."

Not head-to-head

Comcast and Time Warner's key argument is that they don't directly compete, and thus wouldn't upset any antitrust concerns.

They have no overlap in any ZIP code in the US, and nowhere will a consumer lose a competitive choice should the two companies become one, David L. Cohen, Comcast's executive vice president, said during calls discussing the deal.

For decades, cable operators set up exclusive regional franchises with local counties and cities, creating a patchwork of mini monopolies across the country. Officially, the Cable Television Consumer Protection and Competition Act ended that in 1992, but the towering barriers to entering another cable operator's fiefdom have resulted in little increase in cable competition in individual markets.

It's the polar opposite of the AT&T and T-Mobile landscape. AT&T was T-Mobile's head-on rival in nearly everywhere T-Mobile was present.

Cable companies, too, are facing bleak competitive trends. The emergence of national pay-TV competitors like Dish, DirecTV, and fiber-optic services from Verizon and AT&T, not to mention online upstarts like Netflix, have pounded cable's video subscribers for years. Until the most recent quarter, Comcast reported six years of shrinking video customer rolls. Though its user base finally ticked up at the end of last year, the company expected 2014 would fail to continue the growth.

The Time Warner-Comcast dynamic is also missing the maverick of T-Mobile that regulators were so eager to preserve. The Department of Justice and the Federal Communications Commission are likely patting themselves on the back after rejecting the 2011 merger, which forced T-Mobile to get more aggressive with service plans and pricing, ultimately pressuring its rivals.

There is no such standout in cable. Though Comcast is widely regarded as having the most advanced technology among cable operators, the companies' pricing and services are, on the whole, quite similar.

This lack of direct competition between Comcast and Time Warner means a challenge to the Comcast-TWC combination isn't likely to come from the Justice Department's antitrust division. A Justice Department representative declined to comment, while the FCC didn't respond to a message seeking comment.

The 30 percent cap

To pre-empt antitrust hand-wringing over the deal, Comcast has promised to keep its hands off 3 million of Time Warner Cable's 11 million subscribers. The company hasn't indicated which markets it will divest itself of, though they'll most likely be sold to Charter Communications, the cable rival that had been attempting a hostile takeover of Time Warner. That will raise Comcast's total subscribers to about 30 million, which will keep the combined company's video market share below an erstwhile 30 percent cap the FCC once set as the threshold for one company to control.

"When you look at the deal, it may sound scary," said Cohen, Comcast's executive vice president, who handles government and regulatory affairs. "But when you parse it...30 percent, that's always been the flashpoint for the government to be concerned."

That percentage is still huge: It's twice that of the No. 3 pay-TV provider Dish and 50 percent greater than No. 2 DirecTV. But the competitive backlash likely won't be based around the 30 percent market share figure, but around 66 percent -- that's roughly the percentage of homes that Time Warner-Comcast will have access to if combined.

The companies argue that scale like that will be a boon for their own cost savings and for providing more innovation to more people, but consumer advocates and programmers lambasted the disadvantages of such a concentration of power.

Public Knowledge, a consumer watchdog group, warned of creating a "bully in the schoolyard" and noted the dangers of putting a large proportion of our nation's communications infrastructure in one provider's hand. Another, Free Press, called it a "disaster for consumers" that should be unthinkable "in an already uncompetitive market with high prices that keep going up and up."

Though it's hard to come up with historical precedents for monolithic mergers that end up lowering prices for consumers, Comcast and Time Warner can argue that joining forces will give them a much stronger position to combat increases in content costs that they blame for the continual uptick in cable bills.

But the FCC's approach to media deals in the past has been guided by a desire to maintain a diversity of voices. As the scrutiny of the deal ratchets up, programmers are sure to argue that the takeover will make one company powerful enough to turn carriage negotiations into a bargain over the life or death of their programming. With Comcast-Time Warner holding so many consumers, media companies may be faced with either capitulating to the cable giant or seeing their programming wither, which could stifle diversity.

Change at the FCC

The FCC dealt the final blow to the AT&T and T-Mobile deal -- AT&T abandoned the bid after then-Chairman Julius Genachowski added his opposition to that of the Justice Department -- but the situation at the commission has changed.

For one, there's a new sheriff in town, and he used be fighting on the same side as Comcast and Time Warner. In October, Tom Wheeler was confirmed as the next chairman of the FCC. He's a venture capitalist and fund-raiser for President Barack Obama, but before that he was a lobbyist for the cable industry: He was chief executive of the National Cable Television Association from 1979 and 1984, followed by a longer stint representing wireless operators as head of the Cellular Telecommunications and Internet Association.

To be fair, Wheeler isn't cut from the cloth of cronyism. Public Knowledge, for example, issued a statement as Wheeler was being confirmed, anticipating him to be "an independent, proactive chairman who will not allow the FCC to become irrelevant."

The Comcast-Time Warner Cable proposal is the first major acquisition that Wheeler will review. So soon in his tenure, Wheeler has not been forced to show his hand, but he indicated in 2011 in a personal blog post that the FCC's opposition to the AT&T and T-Mobile deal missed the opportunity to impose new regulations on wireless providers in exchange for approving the consolidation.
Indeed, mergers like the mammoth one proposed Thursday give the FCC the chance to alter policy without forcing it to implement regulation for the entire industry. The FCC can devise a set of conditions that it argues protects the public interest that companies would otherwise balk at if they weren't getting a transformational acquisition in return. Such concessions helped Comcast succeed in buying out NBC Universal. It agreed to a laundry list of FCC conditions, as well as what's known as a consent decree with the Justice Department, that among other protections ensured standalone broadband Internet access at "reasonable prices" and prohibited Comcast from throttling its broadband service to disadvantage rival online video operators like Netflix.

Comcast has already said that combining with Time Warner Cable would extend the protections of the NBC Universal deal to TWC's markets automatically. Most of those conditions are set to expire in 2018.

The deal comes weeks after the FCC's Open Internet rules were thrown out by a US court of appeals. Regulators may use this nation-blanketing acquisition as its way to impose more Net neutrality and promote competition from Net-based video providers. In much the same way that the conditions of the NBC Universal-Comcast have preserved Open Internet rules at Comcast regardless of what the court said last month, the FCC could intensify protections for a greater pool of customers by approving the Time Warner takeover conditionally, without having to worry about courts chipping away at them.

And if Comcast's success with the NBC Universal takeover tells us one thing, it's that the company can find friendly ears in Washington.

Bloomberg: Stop Whining About the Comcast-Time Warner Merger

[link to http://www.bloombergview.com/articles/2014-02-13/stop-whining-about-the-comcast-time-warner-merger]

Feb 13, 2014 2:36 PM ET

By Matthew C. Klein

After months of being courted by Charter Communications Inc., Time Warner Cable Inc. has agreed to be purchased by Comcast Corp. for $45.2 billion in stock. The immediate reaction was that this would be bad for consumers, who already rank both companies as among the worst in the U.S. Some have even argued that the deal should be blocked on antitrust grounds, because it would combine the two biggest cable providers into a company with about a third of all U.S. pay-television subscribers. Although it’s unlikely that the merger will lead to lower cable bills, the acquisition might help moderate price increases and increase U.S. broadband penetration. Time Warner Cable customers could also benefit from getting Comcast’s superior set-top boxes.

First, it’s important to remember that the combination can’t decrease competition because there is almost no overlap between Comcast and Time Warner Cable coverage areas. This is because over the years de facto local monopolies have emerged in the cable market. No one will be deprived of choice as a result of this merger, which makes it qualitatively different from other deals that have been blocked by the Department of Justice, such as the ill-fated merger between wireless carriers T-Mobile USA Inc. and AT&T Inc.

To understand what the deal is really about, remember that pay-TV distributors are at the mercy of the networks that sell programming. According to Bloomberg Industries analyst Paul Sweeney, about half your cable bill goes to companies such as Viacom Inc. and Walt Disney Co. The networks consistently raise prices about 10 percent a year on average, irrespective of the state of the economy. By contrast, the typical cable bill only goes up by about 5 percent a year. Cable companies have eaten the difference by lowering their margins and cutting costs elsewhere, but there are limits to both processes.

This margin squeeze is why Time Warner Inc. spun off its cable business, why Comcast acquired NBC Universal, and why Internet-based subscription services offered by Netflix Inc. and Amazon.com Inc. have invested in original programming as a defense against the rising cost of licensing content. It also explains why Time Warner Cable had to cave to demands for higher fees from CBS Corp. a few months ago. Merging the two biggest cable operators might give them more bargaining power with the networks, especially if it encourages DIRECTV and Dish Network Corp. to consolidate the satellite business.

Saving money on content would allow the enlarged Comcast to improve Internet access and speed -- areas in which the U.S. lags behind other rich nations. Right now, about 10 to 12 percent of cable company revenue goes to capital expenditures, while about half goes to the networks, according to

Sweeney. Even those who think the announced merger is bad for consumers say that the combined company is more likely to upgrade its broadband network to gigabit speeds, in part because the bigger company would have pricing power over equipment suppliers.

(Matthew C. Klein is a writer for Bloomberg View.)

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.